RMS

17009746

SEC
Mail Processing
Section
MAY 30 2017
Washington DC
408

OMB APPROVAL
OMB Number: 3235-0123 Expires: May 31, 2017 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-69765

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Market Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jean C. Demay — (917) 924-9812
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name - if individual, state last, first, middle name)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Jennifer Donaker, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Market Securities, LLC at March 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

WILLIAM J. PLUCINSKI
Notary Public, State of New York
No. 01PL4617853
Qualified in New York County
Commission Expires March 30, 2019

STATE of NEW York
County of NEW York

Subscribed and sworn
to before me ON MAY 24, 2017

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Index
March 31, 2017

Page(s)

BDO

Tel: 212-885-8000
Fax: 212 697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Managing Member
Market Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Market Securities, LLC as of March 31, 2017. This financial statement is the responsibility of Market Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Market Securities, LLC at March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

May 26, 2017

Market Securities, LLC
(A wholly owned subsidiary of Market Securities Holdings, Inc.)

Statement of Financial Condition
March 31, 2017

Assets	
Cash	$ 273,239
Due from clearing broker	382,569
Due from affiliate	124,468
Other assets	48,583
Total assets	$ 828,859
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 25,087
Accrued compensation	186,952
Accrued professional fees	40,000
Total liabilities	252,039
Member's equity	576,820
Total liabilities and member's equity	$ 828,859

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Market Securities, LLC (the "Company"), is a limited liability company and was formed under the laws of Delaware on March 8, 2016. On October 17, 2016, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company became registered as an introducing broker the National Futures Association ("NFA") on November 17, 2016. The Company is a wholly owned subsidiary of Market Securities Holdings, Inc. (the "Parent").

The Company acts as a broker for U.S. institutional customers in the purchase and sale of U.S. equity securities. All transactions are cleared through a clearing broker on a fully disclosed basis. The Company is also permitted to act as an intermediary pursuant to SEA Rule 15a-6 in foreign equity, debt and options transactions; and the distribution of research.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation
The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state and local income taxes.

At March 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Parent's federal and state income tax returns are generally open for examination for all years.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments
Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

3. Customer Transactions

In the normal course of business, the Company effects transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to the differences in the market value of the securities compared to their contract amounts.

4. Transactions with Related Parties

The Company maintains a Service Level and Expense Sharing Agreement (the "Agreement") with an Affiliate (the "Affiliate") whereby the affiliate provides connectivity and technology support, operations, accounting and legal support, compliance services, human resources and risk management services. Additionally, the Affiliate will bear all initial IT infrastructure costs, FINRA application costs, and the costs of certain registered persons. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Affiliate for any or all costs that the Affiliate has paid on behalf of the Company through March 31, 2017. Beginning on April 1, 2017 (or such later date as determined by the affiliates), charges will be agreed and documented.

The Company earned referral fees from an affiliate for providing market commentary to customers of the affiliate during the year ending March 31, 2017, of which $124,468 remains unpaid at March 31, 2017 and is included in due from affiliates in the accompanying statement of financial condition.

During the year, an affiliate made a $250,000 short term noninterest bearing advance to Company that was repaid during March 2017.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

5. Due from clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $250,000. Due from clearing broker includes all cash balances and net commissions held at this broker.

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and as such has not recorded any contingent liability in the statement of financial condition for this indemnification.

6. Commitments

The Company occupies office space pursuant to a non-cancellable membership agreement which expires September 30, 2017. The future minimum annual payments from April 1, 2017 through September 30, 2017, under this agreement, are $46,620.

The Company also has a security deposit of $15,750 relating to the membership agreement.

7. Concentration

Substantially all cash assets of the Company are held by one bank and a single clearing broker dealer.

8. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 12.5% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, during the first year as a broker dealer. At March 31, 2017, the Company had net capital of $403,769 which exceeded the required net capital of $250,000 by $153,769.

The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or SEC Rule 15c3-1. At March 31, 2017, the Company's net capital as noted above also exceeded the minimum net capital required under Regulation 1.17 of $403,769 by $153,769.

9. Significant Risk Factors

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as a principal or agent. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

10. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since March 31, 2017 and determined that there are no events or transactions that need adjustment or disclosure in the statement of financial condition.